Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 11, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

KORRIGENDUM: Swisscom's date of the ex dividend

Please take notice that the date of the ex dividend (May 8, 2003), published April 2, 2003, is wrong.

Therefore, please find herewith the correct date:

Date of the ex dividend	May 9, 2003

Thank you very much for your comprehension.

Very truly yours, Swisscom AG Group Legal Services

/s/ Stephan Wiederkehr

Stephan Wiederkehr Head of Corporate & Financial Law

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: April 11, 2003	by: Name: Title:	/s/ Stephan Wiederkehr Stephan Wiederkehr Senior Counsel Head of Corporate & Financial Law